[Letterhead of Wachtell, Lipton, Rosen & Katz]

May 8, 2008

VIA FAX AND EDGAR

Division of Corporation Finance

Securities and Exchange Commission

100 F Street N.E.

Washington, DC 20549-7010

Re:	Noranda Aluminum Holding Corporation —
Registration Statement on Form S-1 relating to the initial public offering of common stock of Noranda Aluminum Holding Corporation

Ladies and Gentlemen:

On behalf of Noranda Aluminum Holding Corporation, a Delaware corporation (the “Company” or the “Registrant”), submitted for filing under the Securities Act of 1933, as amended, is the Registrant’s Registration Statement on Form S-1 (the “Registration Statement”), relating to a proposed initial public offering of the Company’s common stock, par value $0.01 per share.

In connection with the filing of the Registration Statement, a filing fee of $9,825 in the aggregate was paid to the Commission on May 8, 2008.

If you have any questions regarding this filing, please contact the undersigned or Rachel A. Wilson, at (212) 403-1000, each of this office, as counsel to the Company.

Very truly yours,

/s/ Andrew J. Nussbaum

cc:	Alan K. Brown (Noranda Aluminum Holding Corporation)